SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
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USA

[redacted]

08005619

SEC
Mail Processing
Section
OCT 27 2008
Washington, DC
101

October 20, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 20, 2008.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
October 20, 2008	Press Release	Skanska to build energy efficient data center in U.S. for USD 150 M, about SEK 930 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
OCT 30 2008
THOMSON REUTERS

Press Release

October 20, 2008
08:30 am CET

Skanska to build energy efficient data center in U.S. for USD 150 M, about SEK 930 M

Skanska has been awarded the construction management assignment for a new data center project in the western U.S. The customer is one of the largest companies in Internet trading. The contract amount is USD 150 M, about SEK 930 M, which will be included in order bookings for the third quarter.

The assignment involves a new, approximately 19,000-square-meter data center. Computing power is critical to the company's operations and the aim is to increase data capacity.

Energy efficient solutions that reduce the emission of greenhouse gases were decisive in selecting Skanska for implementing the project. Skanska has developed a total solution that reduces energy costs for operation and cooling of the facility by up to 60 percent compared with traditional technology.

"We have focused on developing our expertise within Green Construction," says Mike McNally, President, Skanska USA Building. "Our green solution benefits us, the customer and the environment. We strengthen competitiveness for both parties while at the same time reducing environmental impact."

Construction is under way and is scheduled for completion in May 2010.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END